April 17, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	BANTEC, INC.
Withdrawal of Registration Statement on Form S-1 (File No. 333-230003)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BANTEC, INC. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-230003), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 1, 2019.

The Registrant is seeking withdrawal of the Registration Statement because it plans to file a new S-1 that includes updated audited financial statements and reflects the Registrant’s name change and post-reverse-split share numbers, and does not want to confuse the public.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at BANTEC, INC., 195 Paterson Avenue, Little Falls, NJ 07424, with a copy to the Registrant’s counsel, Matheau J. W. Stout, Esq., 201 International Circle, Suite 230, Hunt Valley, MD 21030, facsimile number (888) 907-1740.

If you have any questions with respect to this matter, please contact Matheau J. W. Stout at (410) 429-7076.

Sincerely,

BANTEC, INC.

/s/ Michael Bannon

Michael Bannon

Chief Executive Officer